SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 September 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 15 September 2006
99.2	Transaction in Own Shares dated 15 September 2006
99.3	Transaction in Own Shares dated 18 September 2006
99.4	Transaction in Own Shares dated 19 September 2006
99.5	Transaction in Own Shares dated 20 September 2006
99.6	Transaction in Own Shares dated 21 September 2006
99.7	Transaction in Own Shares dated 22 September 2006
99.8	Richard Hartman Retirement dated 25 September 2006
99.9	Holding(s) in Company dated 25 September 2006
99.10	Transaction in Own Shares dated 25 September 2006
99.11	Transaction in Own Shares dated 26 September 2006
99.12	Transaction in Own Shares dated 27 September 2006
99.13	Transaction in Own Shares dated 28 September 2006

99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)
(1)(b)

3. Name of person discharging managerial responsibilities/director

Stevan Porter, Board Director

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Exercise of Executive Share Options and subsequent sale of shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

254,883

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible (0.07%)

9. Price per share or value of transaction

Shares sold at GBP9.46348 per share following exercise of option at option price of GBP4.38 per share

10. Date and place of transaction

14 September 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

1,001,389

12. Date issuer informed of transaction

14 September 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

15 September 2006

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 947.79p per share.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 939.61p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 933.62p per share.

99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 934.83p per share.

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 930.97p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 925.5892p per share.

99.8

25th September 2006

                                 InterContinental Hotels Group Announces Retirement of Richard Hartman

InterContinental Hotels Group PLC (IHG) today announces the forthcoming retirement of Richard Hartman, President of the EMEA region.

Having  stayed at IHG beyond his normal  retirement  age of 60 to assist  with the  restructuring  of the EMEA  region,  including  the transition of over 100 owned or leased hotels to management  and franchise  contracts,  Richard has now decided to retire and leave IHG next year in  September  2007,  at which  point he will also step down from IHG's Board of  Directors.  Richard's  replacement  will be announced in due course.

For further information, please contact:
Investor Relations (Paul Edgecliffe-Johnson):

+44 (0) 7808 098 867

+44 (0) 1753 410 176

Media Affairs (Leslie McGibbon):

+44 (0) 1753 410 425

+44 (0) 7808 094 471

Note to Editors:

InterContinental  Hotels Group PLC of the United Kingdom  [LON:IHG,  NYSE:IHG  (ADRs)] is the world's  largest hotel group by number of rooms.  InterContinental  Hotels  Group owns,  manages,  leases or  franchises,  through  various  subsidiaries,  over 3,650 hotels and
540,000  guest rooms in nearly 100  countries  and  territories  around the world.  The Group owns a portfolio of well  recognised  and respected hotel brands including  InterContinental®  Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®
Hotels and Resorts, Holiday Inn Express®,  Staybridge  Suites®,  Candlewood  Suites® and Hotel Indigo®,  and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 28 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

99.9

                                                            SCHEDULE 10

                                             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

19 September 2006

11) Date company informed

25 September 2006

12) Total holding following this notification

12,803,404

13) Total percentage holding of issued class following this notification

3.59%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Lane 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Lane

17) Date of notification

25 September 2006

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of
927.3431p per share.

99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 923.012p per share.

99.12

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 926.42p per share.

99.13

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 63,000 of its ordinary shares at a price of 934.12p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 September 2006